Exhibit 4.5

AMENDMENT NO. 1 TO LUXFER HOLDINGS PLC LONG-TERM UMBRELLA INCENTIVE PLAN

The Luxfer Holdings PLC Long-Term Umbrella Incentive Plan (the “Plan”) and the UK Schedule thereto are hereby amended effective as of January 23, 2013 as follows:

1.             By deleting Section 3(c) of the Plan in its entirety and replacing it by the following:

“(c)         Unless otherwise determined by the Committee, the maximum value of the Awards granted under the Plan in any calendar year shall not exceed in the aggregate: (i) 150% of base salary for the Chief Executive Officer, (ii) 120% of base salary for the Chief Financial Officer and other members of the Executive Management Board of Luxfer (other than the Chief Executive Officer), and (iii) 100% of base salary for other Participants.  For purposes of these individual limits, the Awards shall be valued as follows: (i) Time-Based Restricted Stock and Time-Based Restricted Stock Units shall be valued at the Fair Market Value of Shares subject to the Award on the date of grant; (ii) Options and Stock Appreciation Rights shall be valued at one-third of the Fair Market Value of Shares subject to the Award on the date of grant; (iii) Performance-Based Restricted Stock and Performance-Based Restricted Stock Units shall be valued at 50% of the Fair Market Value on the date of grant of the Target Award; (iv) Cash Incentive Awards shall be valued at the maximum cash value payable under the Award, and (v) Other Stock Based Awards shall be valued, as determined by the Committee in good faith at the time of grant, by reference to the Fair Market Value of Shares subject to the Award at the time of grant.”

2.             By deleting Section 7(c) of the Plan in its entirety and replacing it by the following:

“(c)         The Committee may provide that any dividends declared on the Restricted Stock before they are vested shall either (i) be reinvested in the form of additional Shares, which shall be subject to the same vesting provisions that apply to the Shares of Restricted Stock to which they relate, or (ii) be credited by the Company to an account for the Participant and accumulated with or without interest until the date upon which the Shares of Restricted Stock to which they relate become vested, and any dividends accrued with respect to forfeited Restricted Stock will be reconveyed to the Company without further consideration or any act or action by the Participant. In cased dividends are reinvested, the number of additional Shares shall be determined by first (i) multiplying the number of Shares of Restricted Stock subject to an Award on the dividend payment date by the per-Share dollar amount of the dividend so paid, and then (ii) dividing the resulting amount by the Fair Market Value of Shares on the dividend payment date, with the number of Shares rounded down to the nearest whole number and the cash balance remaining being carried forward and added to the dividend amounts (if any) paid on the next occasion. If Shares of Restricted Stock subject to an Award are forfeited, the additional Shares that relate to such Restricted Stock shall also be forfeited.”

3.             By deleting Section 5(c) of the Plan in its entirety and replacing it by the following:

“(c)         Each Award granted under the Plan shall be evidenced by an Award Agreement, in form and substance approved by the Committee.  Except as otherwise determined by the Committee, an Award may not be Transferred.”

4.             By deleting Section 5 of the UK Schedule to the Plan in its entirety and replacing it by the following:

“5.  Non-Transferability

Section 5(c) of the Plan shall be amended to read:

Each Award granted under the Plan shall be evidenced by an Award Agreement in form and substance approved by the Committee.  An Award may not be Transferred (other than to a Participant’s Beneficiary in the event of his death).”

5.             This amendment shall not affect any other provisions of the Plan and the UK Schedule thereto and the Plan and the UK Schedule shall remain in full force and effect.